SANTA FE FINANCIAL CORPORATION

2006

ANNUAL REPORT

For Fiscal Year
Ended June 30, 2006

Los Angeles:
820 Moraga Drive
Los Angeles, California 90049

Telephone: (310) 889-2500
Facsimile: (310) 889-2525

San Diego:
Post Office Box 270828
San Diego, California 92198-2828

Telephone: (858) 673-4722
Facsimile: (858) 673-5406

MESSAGE TO OUR SHAREHOLDERS

To Our Shareholders:

Fiscal 2006 was a landmark year for Santa Fe Financial and its subsidiary, Portsmouth Square, Inc. With the members of Portsmouth's Hotel Committee working in conjunction with Geoff Palermo and his associates at Evon Corporation, the managing general partner of Justice Investors, we successfully obtained the financing and completed a spectacular transformation of the Partnership's San Francisco hotel property from an old, tired Holiday Inn to the all-new Hilton San Francisco Financial District. Despite closing the property for major renovations for more than seven months, the Company was able to trim its loss per share to $0.52 for the fiscal year ended June 30, 2006, compared to a loss per share of $2.00 for the fiscal year ended June 30, 2005, primarily on the strength of the performance of our investment portfolio.

The repositioning and renovation of the Hotel was a massive undertaking that was accomplished far ahead of schedule. From the temporary closing of the Hotel on May 31, 2005, to its reopening on January 12, 2006, the Hotel was totally redesigned with a contemporary interior décor with amenities to meet the needs and expectations of both the business and leisure traveler. The Hotel has 549 luxuriously appointed guest rooms and suites, most with stunning views of the city and San Francisco Bay, and feature large working desks, ergonomic chairs, high-speed Internet access, and the Serenity Bed with "The Suite Dreams" by Hilton. The new meeting rooms and ballroom will accommodate functions for up to 500 people with video conferencing and premium audio/visual equipment. A new business center and fully equipped fitness center provide additional amenities. Located on the lobby level, Tru is a full-service, 5,000 square foot Spa and Wellness Center and is another feature that distinguishes our new Hilton from other hotels in the Financial District.

As is the case with the opening of any new hotel, especially one that had a dramatic upscale transformation, it took several months for the Hotel to ramp up operations and begin achieving some of its potential. When the Hotel reopened in January 2006, it had a limited number of rooms available and did not transition into full operations until the end of February 2006. As a result, the average occupancy rate for the approximately five months of operations in fiscal 2006 was 52% compared to approximately 65% for the eleven months of operations in fiscal 2005. However, because of the transformation, we were able to substantially increase the average daily room rate to $148 in fiscal 2006 compared to $90 in fiscal 2005. With the transition phase now complete, we expect to see an increase in both average room and occupancy rates for fiscal 2007, as well as an increase in operating income. We will continue to work closely with Evon in building a strong management team to improve the operations of the Hotel and help it become one of the leaders in the market.

For the fiscal year ended June 30, 2006, the Company generated net income from investment transactions of $2,305,000 compared to a net loss of $2,429,000 in fiscal 2005. While we were able to achieve success in what we believed were challenging financial markets, we have also cautioned that we cannot always expect our future results to be as good from year to year, especially in this uncertain global and economic environment. It is management's continued philosophy to look at investment results over a number of years and not at any one particular period of time. Management believes that it has been successful in that approach.

For those shareholders who have not had the opportunity to visit our new Hilton Hotel, I encourage you to do so. You can also take a video tour of the Hotel at its website www.sanfranciscohiltonhotel.com. I hope you will agree that what we have created is something very special and will play a significant role in our continuing efforts to build greater intrinsic values for our Company and its shareholders.

Sincerely,

John V. Winfield
Chairman of the Board

FINANCIAL HIGHLIGHTS

	June 30, 2006	June 30, 2005
Net Loss Available to Common Shareholders	$ (628,000)	$ (2,352,000)
Basic Loss Per Share	$ (0.52)	$ (2.00)
Shareholders' Equity	$ 11,904,000	$ 12,532,000
Weighted Average Number of Shares Outstanding	1,210,187	1,178,210

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and
Shareholders of Santa Fe Financial Corporation:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, shareholders' equity and cash flows present fairly, in all material respects, the financial position of Santa Fe Financial Corporation at June 30, 2006, and the results of its operations and its cash flows for each of the two years in the period ended June 30, 2006 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

Irvine, California
September 27, 2006

CONSOLIDATED BALANCE SHEET

As of June 30,	2006
ASSETS	
Cash and cash equivalents	$ 262,000
Investment in marketable securities	18,616,000
Other investments	2,400,000
Investment in Justice Investors	1,605,000
Rental properties	4,547,000
Deferred tax asset	2,018,000
Other assets	540,000
Total assets	$ 29,988,000
LIABILITIES AND SHAREHOLDERS' EQUITY	
Liabilities	
Due to securities broker	$ 7,629,000
Obligations for securities sold	3,192,000
Mortgage notes payable	2,248,000
Accounts payable and accrued expenses	404,000
Total liabilities	13,473,000
Minority interest	4,611,000
Shareholders' equity	
6% Cumulative, convertible, redeemable at the option of the holder, voting preferred stock, par value $.10 per share Authorized shares - 1,000,000	-
Common stock, par value $.10 per share Authorized shares - 2,000,000 1,339,638 shares issued and 1,241,810 outstanding	134,000
Additional paid-in-capital	8,808,000
Retained earnings	3,913,000
Treasury stock, at cost, 97,828 shares	(951,000)
Total shareholders' equity	11,904,000
Total liabilities and shareholders' equity	$ 29,988,000

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS

For the Year Ended June 30,	2006	2005
Real Estate Operations:		
Rental income	$ 441,000	$ 440,000
Property operating expense	(203,000)	(147,000)
Mortgage interest expense	(173,000)	(173,000)
Depreciation expense	(76,000)	(73,000)
Income (loss) from real estate operations	(11,000)	47,000
General and administrative expenses	(956,000)	(830,000)
Equity in net loss of Justice Investors	(4,373,000)	(2,188,000)
Management fees from Justice Investors	271,000	121,000
	(4,102,000)	(2,067,000)
Other income (loss):		
Net gains (losses) on marketable securities	2,666,000	(2,188,000)
Impairment loss on other investments	(16,000)	(84,000)
Dividend and interest income	344,000	430,000
Margin interest and trading expenses	(689,000)	(587,000)
Total other income (loss)	2,305,000	(2,429,000)
Loss before income taxes and minority interest	(2,764,000)	(5,279,000)
Income tax benefit	1,656,000	2,207,000
Loss before minority interest	(1,108,000)	(3,072,000)
Minority interest benefit	506,000	772,000
Net loss	$ (602,000)	$ (2,300,000)
Preferred stock dividend	(26,000)	(52,000)
Loss available to common shareholders	$ (628,000)	$ (2,352,000)
Basic loss per share	$ (0.52)	$ (2.00)
Weighted average number of shares outstanding	1,210,187	1,178,210

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

	Preferred Stock		Common Stock		Additional			
	Shares	Amount	Shares	Amount	Paid-in Capital	Retained Earnings	Treasury Stock	Total
Balance at June 30, 2004	63,600	$ 6,000	1,276,038	$ 128,000	$ 8,808,000	$ 6,893,000	$ (951,000)	$ 14,884,000
Net loss						(2,300,000)		(2,300,000)
Dividends paid to preferred shareholders						(52,000)		(52,000)
Balance at June 30, 2005	63,600	$ 6,000	1,276,038	$ 128,000	$ 8,808,000	$ 4,541,000	$ (951,000)	$ 12,532,000
Net loss						(602,000)		(602,000)
Conversion of Preferred Stock To Common Stock	(63,600)	(6,000)	63,600	6,000				
Dividends paid to preferred shareholders						(26,000)		(26,000)
Balance at June 30, 2006	-	$ -	1,339,638	$ 134,000	$ 8,808,000	$ 3,913,000	$ (951,000)	$ 11,904,000

The accompanying notes are and integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended June 30,	2006	2005
Cash flows from operating activities:		
Net loss	$ (602,000)	$ (2,300,000)
Adjustments to reconcile net loss to		
net cash provided by (used in) operating activities:		
Equity in net loss of Justice Investors	4,373,000	2,188,000
Net unrealized (gains) losses on marketable securities	(2,198,000)	3,271,000
Impairment loss on other investments	16,000	84,000
Minority interest	(506,000)	(772,000)
Depreciation expense	76,000	73,000
Changes in operating assets and liabilities:		
Investment in marketable securities	(3,472,000)	10,530,000
Other investments	(1,585,000)	81,000
Other assets	254,000	(478,000)
Accounts payable and accrued expenses	201,000	(678,000)
Deferred income tax	(1,603,000)	(1,260,000)
Due to securities broker	4,524,000	(7,097,000)
Obligations for securities sold	951,000	(3,672,000)
Net cash provided by (used in) operating activities	429,000	(30,000)
Cash flows from investing activities:		
Investment in Justice Investors	(180,000)	-
Net cash provided by investing activities	(180,000)	-
Cash flows from financing activities:		
Principal payments on mortgage payable	(33,000)	(31,000)
Dividends paid to preferred shareholders	(26,000)	(52,000)
Net cash used in financing activities	(59,000)	(83,000)
Net increase (decrease) in cash and cash equivalents	190,000	(113,000)
Cash and cash equivalents at the beginning of the period	72,000	185,000
Cash and cash equivalents at the end of the period	$ 262,000	$ 72,000
Supplemental information:		
Net income tax refunds	$ 467,000	$ 4,000
Interest paid	$ 524,000	$ 461,000

The accompanying notes are and integral part of the consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES

Description of Business

Santa Fe Financial Corporation ("Santa Fe" or the "Company") was incorporated under the name of Tri Financial Corporation in the State of Nevada on July 25, 1967 as a wholly owned subsidiary of Crateo, Inc, a public company. On October 31, 1969, Crateo issued a one-for-one stock dividend of all of its shares of Tri Financial to its common shareholders. On September 17, 1970, the name of the Corporation was changed to Santa Fe Financial Corporation.

The Company's operations primarily consist of managing a hotel property through the interest of its 68.8%-owned subsidiary, Portsmouth Square, Inc. ("Portsmouth"), in Justice Investors ("Justice" or the "Partnership") and its rental properties. The Company also derives income from the investment of its cash and securities assets. On December 31, 1997, the Company acquired a controlling 55.4% interest in Intergroup Woodland Village, Inc. ("Woodland Village") from a related party, The InterGroup Corporation ("InterGroup"), which controls approximately 78% of the voting stock of the Company. Woodland Village's major asset is a 27-unit apartment complex located in Los Angeles, California. The Company also owns a two-unit apartment building in Los Angeles, California.

Portsmouth's primary business is conducted through its general and limited partnership interest in Justice Investors, a California limited partnership ("Justice" or the "Partnership") In April 2006, Portsmouth purchased a 0.20% limited partnership interest in Justice from another limited partner for $180,000, which brought Portsmouth's limited partnership interest in Justice to exactly 50.00%. Justice owns the land, improvements and leaseholds at 750 Kearny Street, San Francisco, California, formerly known as the Holiday Inn Select Downtown & Spa. Historically, Justice's most significant income source was a lease between the Partnership and Felcor Lodging Trust, Inc.("Felcor") for the Hotel portion of the property. Pursuant to a Settlement Agreement entered into on May 3, 2004, Felcor agreed to terminate its lease and surrender possession of the Hotel to Justice, effective June 30, 2004.

With the termination of the Hotel Lease, Justice assumed the role of an owner operator of the Hotel on July 1, 2004. On May 19, 2004, Justice entered into a third party Management Agreement with Dow Hotel Company to operate and manage the Hotel as an agent of the Partnership, effective July 1, 2004. On December 10, 2004, the Partnership entered into a Franchise License Agreement with Hilton Hotels Corporation (the "Hilton Franchise Agreement") for the right to operate the Hotel as a Hilton brand hotel. Prior to operating as a Hilton, the Partnership was required to make substantial renovations to the Hotel. The Partnership elected to shut down the operations of the Hotel, effective May 31, 2005, to complete those renovations. The Hotel renovation work was substantially completed on January 12, 2006 at which time the Partnership obtained approval from Hilton to open the Hotel as the "Hilton San Francisco Financial District". The Hotel opened with a limited number of rooms available to rent, which increased as the Hotel transitioned into full operations by the end of February 2006.

The Partnership also derives income from the lease of the garage portion of the property to Evon Corporation and from a lease of a portion of the lobby of the Hotel to Tru Spa. Portsmouth also derives revenue from management fees from Justice for actively managing the hotel as a general partner and from the investment of its cash and securities assets.

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES (Continued)

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and all controlled subsidiaries. All significant inter-company transactions and balances have been eliminated.

Cash Equivalents

Cash equivalents consist of highly liquid investments with an original maturity of three months or less when purchased and are carried at cost, which approximates fair value.

Investment in Marketable Securities

Marketable securities are stated at market value as determined by the most recently traded price of each security at the balance sheet date. Marketable securities are classified as trading securities with all unrealized gains and losses on the Company's investment portfolio recorded through the statement of operations.

Other Investments

Other investments in non-marketable securities are carried at cost on the Company's balance sheet as part of other investments and reviewed for impairment on a periodic basis.

Due to Securities Broker

Various securities brokers have advanced funds to the Company for the purchase of marketable securities under standard margin agreements. These advanced funds are recorded as a liability.

Obligations for Securities Sold

Obligation for securities sold represents the fair market value of shares sold with the promise to deliver that security at some future date and the fair market value of shares underlying the written call options with the obligation to deliver that security when and if the option is exercised. The obligation may be satisfied with current holdings of the same security or by subsequent purchases of that security. Unrealized gains and losses from changes in the obligation are included in the statement of operations.

Rental Properties

Rental properties are stated at cost. Depreciation of rental property is provided on the straight-line method based upon estimated useful lives of 5 to 40 years for buildings and improvements and 5 to 10 years for equipment. Expenditures for repairs and maintenance are charged to expense as incurred and major improvements are capitalized.

In accordance with Statement of Financial Accounting Standards No. 144 (SFAS 144), "Accounting for Impairment or Disposal of Long-Lived Assets", the Company reviews its rental property assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If expected future cash flows (undiscounted and excluding interest costs) are less

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES (Continued)

than the carrying value of the rental asset, the asset is written down to its fair value. The estimation of expected future net cash flows is inherently uncertain and relies to a considerable extent on assumptions regarding current and future economic and market conditions, and the availability of capital. If, in future periods, there are changes in the estimates or assumptions incorporated into the impairment review analysis, the changes could result in an adjustment to the carrying amount of the long-lived asset. No impairment losses on the investment in real estate have been recorded for the year ended June 30, 2006 and 2005.

Fair Value of Financial Instruments

The carrying amount of cash and cash equivalents, marketable securities, amounts due to securities broker and obligations for securities sold approximates fair value. The fair value of mortgage notes payable is estimated using discounted cash flows of future payments based on the borrowing rates available to the Company for debt with similar terms and maturities.

Treasury Stock

The Company records the acquisition of treasury stock under the cost method.

Revenue Recognition

The major source of the Company's revenue was through its 50% interest in Justice Investors, a limited partnership which owns and leases a hotel in San Francisco, California in which the Company's subsidiary, Portsmouth, is both a limited and general partner. Portsmouth and the Company account for the investment under the equity method. Portsmouth records 50% of any loss or income from Justice Investors on a quarterly basis and this amount is disclosed on the statement of operations under equity in net income (loss) of Justice Investors.

Rental income is recognized when earned. Revenue recognition from apartment rentals commences when an apartment unit is placed in service and occupied by a rent-paying tenant. Apartment units are leased on a short-term basis, with no lease extending beyond one year.

Earnings Per Share

Basic earnings per share is computed by dividing net income available to common stockholders by the weighted average number of common shares outstanding. The computation of diluted earnings per share is similar to the computation of basic earnings per share except that the weighted-average number of common shares is increased to include the number of additional common shares that would have been outstanding if potential dilutive common shares had been issued. The Company's only potentially dilutive common shares are the 6% cumulative, convertible, voting preferred stock. On December 31, 2005, the 63,600 shares of preferred stock were converted to 63,600 shares of common stock. As of June 30, 2006, the Company did not have any potentially dilutive common shares. As of June 30, 2005, the voting preferred stock was considered dilutive, however, the Company had a net loss, and accordingly the basic and diluted earnings per share for the year were the same.

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES (Continued)

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

Deferred income taxes are determined using the liability method. A deferred tax asset or liability is determined based on the difference between the financial statement and tax basis of assets and liabilities as measured by the enacted tax rates, which will be in effect when these differences reverse.

Environmental Remediation Costs

Liabilities for environmental remediation costs are recorded and charged to expense when it is probable that obligations have been incurred and the amounts can be reasonably estimated. Recoveries of such costs are recognized when received. As of June 30, 2006, there were no liabilities for environmental remediation.

The Company adopted Interpretation No. 47, "Accounting for Conditional Asset Retirement Obligations - an Interpretation of FASB Statement No. 143" ("FIN 47") during the fiscal year ended June 30, 2006. FIN 47 clarifies that the term conditional asset retirement obligation as used in FASB Statement No. 143, "Accounting for Asset Retirement Obligations," refers to a legal obligation to perform an asset retirement activity in which the timing and (or) method of settlement are conditional on a future event that may or may not be within the control of the Company. The obligation to perform the asset retirement activity is unconditional even though uncertainty exists about the timing and (or) method of settlement. Accordingly, the Company is required to recognize a liability for the fair value of a conditional asset retirement obligation if the fair value of the liability can be reasonably estimated. The adoption of FIN 47 did not have any impact on the Company's balance sheet as of June 30, 2006 or its statements of operations or its statements of cash flows for the years ended June 30, 2006 and June 30, 2005.

Reclassifications

Certain prior year balances have been reclassified to conform with the current year presentation.

Recent Accounting Pronouncements

In June 2006, the FASB issued FASB Interpretation No. 48 ("FIN 48"), "Accounting for Uncertainty in Income Taxes." This Interpretation clarifies the accounting for uncertainty in income taxes recognized in a company's financial statements in accordance with FASB Statement No. 109, "Accounting for Income Taxes." FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. Guidance is also provided on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006. The Company is in the process of evaluating the impact, if any, of FIN 48 on its consolidated financial statements.

NOTE 2 - INVESTMENT IN JUSTICE INVESTORS

One of the Company's principal sources of revenue is derived from the management of its 68.8%-owned subsidiary Portsmouth. Portsmouth has a 50% interest in Justice Investors, a California limited partnership ("Justice" or the "Partnership") and also serves as one of the two general partners. The Company's investment in Justice is recorded on the equity basis. The other general partner, Evon Corporation ("Evon"), serves as the managing general partner of Justice. Justice owns the land, improvements and leaseholds now known as the Hilton San Francisco Financial District, a 549-room hotel in San Francisco, California (the "Hotel").

All significant partnership decisions require the active participation and approval of both general partners. The Company and Evon jointly consult and determine the amount of partnership reserves and the amount of cash to be distributed to the limited partners. Pursuant to the terms of the partnership agreement, voting rights of the partners are determined according to the partners' entitlement to share in the net profit and loss of the partnership. The Company is not entitled to any additional voting rights by virtue of its position as a general partner.

The partnership agreement also provides that no portion of the partnership real property can be sold without the written consent of the general and limited partners entitled to more than 72% of the net profit.

Historically, Justice's most significant income source was a lease between the Partnership and Felcor Lodging Trust, Inc. ("Felcor") for the Hotel portion of the property. Pursuant to a Settlement Agreement entered into on May 3, 2004, Felcor agreed to terminate its lease and surrender possession of the Hotel to Justice, on June 30, 2004. Effective July 1, 2004, Justice became the owner-operator of the Hotel, with the assistance of a Management Agreement with Dow Hotel Company, LLC. ("Dow") to perform the day-to-day management functions of the Hotel. The Partnership also derives income from the lease of the garage portion of the property to Evon and from a lease on the lobby level of the Hotel to Tru Spa. The Company also derives revenue from management fees from Justice for actively managing the hotel as a general partner.

On December 10, 2004, Justice entered into a Franchise License Agreement for the right to operate the Hotel property as a Hilton brand hotel. Prior to operating the hotel as a Hilton, the Partnership was required to make substantial renovations to the hotel to meet Hilton standards in accordance with a product improvement plan agreed upon by Hilton and the Partnership, as well as complying with other brand standards. The Agreement required that those renovations be complete and the Hotel commence operations as a Hilton hotel no later than June 1, 2006. The term of the Agreement is for a period of 15 years commencing on the opening date, with an option to extend the license term for another five years, subject to certain conditions.

On March 15, 2005, the Partnership announced its decision to close down its Hotel operations on or about June 1, 2005 to complete renovations of the Hotel as required by the Hilton Agreement. The below ground parking garage and Tru Spa located on the lobby level of the Hotel, both of which are lessees of the Partnership, remained open during the renovation work. The Hotel renovation work was substantially completed on January 12, 2006 at which time the Partnership obtained approval from Hilton to open the Hotel as the "Hilton San Francisco Financial District". The Hotel opened with a limited number of rooms available to rent, which increased as the Hotel transitioned into full operations by the end of February 2006.

NOTE 2 - INVESTMENT IN JUSTICE INVESTORS (Continued)

The total cost of the construction-renovation project of the Hotel was approximately $36.4 million, which excludes approximately $630,000 in interest costs incurred during for the construction phase that were capitalized.

The Company amortizes on a straight line basis the step up in the asset values which represents the excess purchase price over the underlying book value and is allocable to the depreciable assets of its investment in Justice Investors over 40 years, which approximates the remaining life of the primary asset, the hotel building.

On July 14, 2005, the Financial Accounting Standards Board directed Staff Position (FSP) SOP 78-9-1, "Interaction of AICPA Statement of Position 78-9 and EITF Issue No. 04-5" to amend the guidance in AICPA Statement of Position 78-9, "Accounting for Investments in Real Estate Ventures" (SOP 78-9) to be consistent with the consensus in Emerging Issues Task Force Issue No. 04-5 "Determining Whether a General Partner, or General Partners as a Group, Controls a Limited Partnership or Similar Entity When the Limited Partners Have Certain Rights" (Issue 04-5). FSP SOP 78-9-1 eliminated the concept of "important rights" in paragraph .09 of SOP 78-9 and replaces it with the concepts of "kick out rights" and "substantive participating rights" as defined in Issue 04-5.

Under the amendment to paragraph .09 of SOP 78-9 the general partners of a limited partnership should be deemed to control a limited partnership; however, the rights of the limited partners may overcome that presumption of control. The guidance in EITF Issue No. 04-5 should be used to determine whether the rights of the limited partners overcome the presumption of control by the general partners. The presumption of control is not overcome by the rights of the limited partners and if a single general partner controls the limited partnership, that general partner should consolidate the limited partnership and apply the principles of accounting applicable for investments in subsidiaries. For existing partnership agreements such as Justice Investors, the guidance should be applied in financial statements issued for the first reporting period in the fiscal years beginning after December 15, 2005 and early application is encouraged.

During the fiscal quarter ended March 31, 2006, Portsmouth conducted an assessment of its general and limited interest in Justice Investors under the new guidance provided by SOP 78-9-1. The Company determined that, under the limited partnership agreement, the limited partners of Justice do not have either "kick out rights" to remove Portsmouth as a general partner or "substantive participating rights" to direct the business of the Partnership. Significant in that assessment is the fact that the limited partners of Justice do not have the ability to dissolve (liquidate) the Partnership and effectively remove the general partners without the participation and consent of Portsmouth's 50.0% limited partnership interest since any action to sell the Partnership real property and dissolve the Partnership requires the approval of partners entitled to more than 72% of the net profit of the Partnership. Based on its assessment, Portsmouth has concluded that rights of the limited partners under the Partnership agreement do not overcome the presumption that Portsmouth, as a general partner and a significant limited partner, controls the Partnership in accordance with guidance set forth in FSP SOP 78-9-1. Thus, Portsmouth should consolidate Justice and apply the principles of accounting applicable for investments in subsidiaries due to its substantial limited partnership interest and general partnership rights.

NOTE 2 - INVESTMENT IN JUSTICE INVESTORS (Continued)

Condensed financial statements for Justice Investors are as follows:

JUSTICE INVESTORS
CONDENSED BALANCE SHEET

As of June 30,		2006
Assets		
Cash	$	2,352,000
Other assets		2,057,000
Property, plant and equipment, net of accumulated depreciation of $14,814,000		42,146,000
Land		1,124,000
Total assets	$	47,679,000
Liabilities and partners' capital		
Total current liabilities	$	6,647,000
Long term debt		45,719,000
Partners' capital deficit		(4,687,000)
Total liabilities and partners' capital	$	47,679,000

JUSTICE INVESTORS
CONDENSED STATEMENTS OF OPERATIONS

For the year ended June 30,		2006		2005
Hotel revenue	$	9,054,000	$	12,930,000
Garage rent		945,000		1,005,000
Other income (loss)		(2,195,000)		53,000
Operating expenses		(16,405,000)		(16,218,000)
Loss on disposition of assets		-		(1,991,000)
Net loss	$	(8,601,000)	$	(4,221,000)

NOTE 3 - INVESTMENT IN MARKETABLE SECURITIES AND OTHER INVESTMENTS

The Company's investment portfolio consists primarily of corporate equities. The Company has also invested in income producing securities, which may include interests in real estate based companies and REITs, where financial benefit could inure to its shareholders through income and/or capital gain.

At June 30, 2006, all of the Company's marketable securities are classified as trading securities. In accordance with SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities," the change in the unrealized gains and losses on these investments are included in the statement of operations. Trading securities are summarized as follows:

As of June 30, 2006:

Investment	Cost	Gross Unrealized Gain	Gross Unrealized Loss	Net Unrealized Gain	Market Value
Corporate Equities	$ 15,295,000	$ 4,044,000	$ (723,000)	$ 3,321,000	$ 18,616,000

As of June 30, 2006, the Company had $348,000 of unrealized losses related to securities held for over one year.

As part of the investment strategies, the Company may assume short positions against its long positions in marketable securities. Short sales are used by the Company to potentially offset normal market risks undertaken in the course of its investing activities and/or to provide additional return opportunities. The Company has no naked short positions. As of June 30, 2006, the Company had obligations for securities sold (equities short) of $3,192,000.

Net gains on marketable securities on the statement of operations are comprised of realized and unrealized gains. Below is the composition of the two components for the year ended June 30, 2006 and 2005, respectively.

For the year ended June 30,	**2006**	**2005**
Realized gains on marketable securities	$ 468,000	$ 1,083,000
Unrealized gains (loss) on marketable securities	2,198,000	(3,271,000)
Net gains (losses) on marketable securities	$ 2,666,000	$ (2,188,000)

NOTE 4 - RENTAL PROPERTIES

The Company owns and operates a 27-unit and 2-unit multi-family apartment complex located in Los Angeles, California. Units are leased on a short-term basis, with no lease extending beyond one year. At June 30, 2006, rental properties included the following:

Land	$	2,430,000
Buildings, improvements and equipment		2,566,000
Accumulated depreciation		(449,000)
	$	4,547,000

NOTE 5 – MORTGAGE NOTES PAYABLE

At June 30, 2006, the balance on mortgage notes payable was $2,248,000. Included in mortgage notes payable balance are two mortgages in the amounts of $1,811,000 and $437,000. The mortgages are collateralized by trust deeds on the respective apartment complexes. The fixed interest rates on the $1,811,000 note and the $437,000 note are 7.73% and 6.45% respectively. The notes mature in October 2029 and February 2032, respectively.

The annual principal payments on the mortgages for the five-year period commencing July 1, 2006 are approximately as follows:

Year ending June 30,		
2007	$	36,000
2008		38,000
2009		41,000
2010		45,000
2011		48,000
Thereafter		2,040,000
Total	$	2,248,000

NOTE 6 - INCOME TAXES

The Company and Portsmouth file separate tax returns for both federal and state purposes. The provision for income tax benefit (expense) consists of the following:

For the year ended June 30,	2006	2005
Federal		
Current	$ (1,000)	$ -
Deferred	1,463,000	1,712,000
	1,462,000	1,712,000
State		
Current	53,000	38,000
Deferred	141,000	457,000
	194,000	495,000
	$ 1,656,000	$ 2,207,000

A reconciliation of the statutory federal income tax rate to the effective tax rate is as follows:

For the year ended June 30,	2006	2005
Statutory federal tax rate	34.0%	34.0%
State income taxes, net of federal tax benefit	5.3%	5.7%
Other	20.6%	2.1%
	59.9%	41.8%

NOTE 6 - INCOME TAXES (Continued)

The components of the Company's deferred tax assets and (liabilities) as of June 30, 2006 are as follows:

Deferred tax assets		
Net operating loss carryforwards	$	4,610,000
Capital loss carry-over		295,000
Constructive sales		295,000
Wash sales		47,000
Other		9,000
		5,256,000
Deferred tax liability		
Unrealized gains on marketable securities		(1,423,000)
Deferred gains on real estate sale		(912,000)
Book/tax basis difference in the investment in Justice Investors		(831,000)
State taxes		(72,000)
		(3,238,000)
Net deferred tax asset	$	2,018,000

As of June 30, 2006, the Company had net operating loss carryforwards of $11,445,000 and $8,132,000 for federal and state purposes, respectively. These carryforwards begin to expire in varying amounts through 2026. The Company also has capital loss carry-overs for federal and state purposes of $660,000 and $802,000, respectively. These carry-overs expire in varying amounts through 2011.

NOTE 7 – SEGMENT INFORMATION

The Company operates in three reportable segments, the operations of its multi-family residential properties, the operation of Justice Investors, and the investment of its cash and securities assets. These three operating segments, as presented in the financial statements, reflect how management internally reviews each segment's performance. Management also makes operational and strategic decisions based on this same information.

Information below represents reporting segments for the year ended June 30, 2006 and 2005. Operating income for rental properties consist of rental income. Operating income from Justice Investors consists of the operations of the hotel and garage included in the equity in net income of Justice Investors. Operating income for investment transactions consist of net investment gains and dividend and interest income.

NOTE 7 – SEGMENT INFORMATION (Continued)

Year ended June 30, 2006	REAL ESTATE Rental Properties	REAL ESTATE Justice Investors	Investment Transactions	Other	Total
Operating income (loss)	$ 441,000	$ (4,102,000)	$ 2,994,000	$ -	$ (667,000)
Operating expenses	(203,000)	-	(689,000)	-	(892,000)
	238,000	(4,102,000)	2,305,000	-	(1,559,000)
Mortgage interest expense	(173,000)	-	-	-	(173,000)
Depreciation	(76,000)	-	-	-	(76,000)
General and administrative expenses	-	-	-	(956,000)	(956,000)
Income tax benefit	-	-	-	1,656,000	1,656,000
Minority interest	-	-	-	506,000	506,000
Net income (loss)	$ (11,000)	$ (4,102,000)	$ 2,305,000	$ 1,206,000	$ (602,000)
Total assets	$ 4,547,000	$ 1,605,000	$ 21,016,000	$ 2,820,000	$ 29,988,000

Year ended June 30, 2005	REAL ESTATE Rental Properties	REAL ESTATE Justice Investors	Investment Transactions	Other	Total
Operating income (loss)	$ 440,000	$ (2,067,000)	$ (1,842,000)	$ -	$ (3,469,000)
Operating expenses	(147,000)	-	(587,000)	-	(734,000)
	293,000	(2,067,000)	(2,429,000)	-	(4,203,000)
Mortgage interest expense	(173,000)	-	-	-	(173,000)
Depreciation	(73,000)	-	-	-	(73,000)
General and administrative expenses	-	-	-	(830,000)	(830,000)
Income tax benefit	-	-	-	2,207,000	2,207,000
Minority interest	-	-	-	772,000	772,000
Net income (loss)	$ 47,000	$ (2,067,000)	$ (2,429,000)	$ 2,149,000	$ (2,300,000)
Total assets	$ 4,623,000	$ 5,798,000	$ 13,777,000	$ 1,281,000	$ 25,479,000

NOTE 8 - SHAREHOLDERS' EQUITY

On December 31, 1997, the Company issued 31,800 shares of 6% cumulative, convertible voting preferred stock (the "Preferred Stock") in exchange for a 55.4% interest in Woodland Village from InterGroup. As a result of the Company's two-for-one stock split, the number of Preferred Shares was adjusted to 63,600. Each share of Preferred Stock has a liquidation preference of $13.50 and is convertible into one share of restricted common stock of the Company at an exercise price of $13.50 per share, with an eight-year conversion exercise period. The preferred stock has voting rights as if converted into common stock. On December 31, 2005, the 63,600 shares of preferred stock were converted to 63,600 shares of common stock.

NOTE 9 - RELATED PARTY TRANSACTIONS

As of June 30, 2006, InterGroup owned approximately 74% of the Company's outstanding common stock. In addition, the Chairman and Chief Executive Officer of InterGroup, who is also the Company's Chairman and Chief Executive Officer, owned approximately 4% of the Company's outstanding voting stock as of June 30, 2006. Effective June 30, 1998, the Company's Chairman and Chief Executive Officer entered into a voting trust agreement with InterGroup, giving InterGroup the power to vote the shares that he owns in the Company. As a result of that agreement, InterGroup has the power to vote approximately 78% of the voting shares of the Company.

The InterGroup Corporation allocates corporate expenses to the Company and its subsidiary based on management's estimate of the pro rata utilization of resources. During the years ended June 30, 2006 and 2005, the Company and Portsmouth made payments to InterGroup of approximately $160,000 and $167,000, respectively, for administrative costs and reimbursement of direct and indirect costs associated with the management of the Companies and their investments, including the partnership asset.

For the years ended June 30, 2006 and 2005, the Company paid preferred stock dividends of $26,000 and $52,000, respectively, to InterGroup.

On July 18, 2003, the disinterested members of the Board of Directors established a performance based compensation program for the Company's CEO to keep and retain his services as a direct and active manager of the Company's securities portfolio. Pursuant to the criteria established by the Board, Mr. Winfield is entitled to performance based compensation for his management of the Company's securities portfolio equal to 20% of all net investment gains generated in excess of the performance of the S&P 500 Index. Compensation amounts are calculated and paid quarterly based on the results of the Company's investment portfolio for that quarter. Should the Company have a net investment loss during any quarter, Mr. Winfield would not be entitled to any further performance-based compensation until any such investment losses are recouped by the Company. On February 26, 2004, the Board of Directors amended the performance threshold to require an annualized return equal to the Prime Rate of Interest (as published in the Wall Street Journal) plus 2% instead of the S&P 500 Index, effective with the quarterly period commencing January 1, 2004. During the year ended June 30, 2006, Mr. Winfield did not receive any performance based compensation. During the year ended June 30, 2005, Mr. Winfield was paid performance based compensation of $61,000. This performance based compensation program may be further modified or terminated at the discretion of the Board.

All of the Company's Directors serve as directors of InterGroup and all three of the Company's Directors serve on the Board of Portsmouth.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

FORWARD-LOOKING STATEMENTS AND PROJECTIONS

The Company may from time to time make forward-looking statements and projections concerning future expectations. When used in this discussion, the words "anticipate," "estimate," "expect," "project," "intend," "plan," "believe," "may," "could," "might" and similar expressions, are intended to identify forward-looking statements. These statements are subject to certain risks and uncertainties, such as the impact of terrorism and war on the national and international economies, including tourism and securities markets, natural disasters, general economic conditions and competition in the hotel industry in the San Francisco area, labor relations and labor disruptions, partnership distributions, the ability to obtain financing at favorable interest rates and terms, securities markets, regulatory factors, litigation and other factors discussed below in this Report that could cause actual results to differ materially from those projected. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as to the date hereof. The Company undertakes no obligation to publicly release the results of any revisions to those forward-looking statements, which may be made to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

RESULTS OF OPERATIONS

The Company's principal sources of revenue continue to be derived from the investment of its 68.8% owned subsidiary, Portsmouth, in the Justice Investors limited partnership ("Justice" or the "Partnership"), rental income from its investments in multi-family real estate properties and income received from investment of its cash and securities assets. Portsmouth has a 50.0% ownership interest in the Justice and serves as one of the general partners. Justice owns the land, improvements and leaseholds at 750 Kearny Street, San Francisco, California, now known as the Hilton San Francisco Financial District hotel (the "Hotel"). Historically, Justice's most significant income source was derived from a lease between the Partnership and Felcor Lodging Trust, Inc. ("Felcor") for the Hotel portion of the property, which Felcor operated as a Holiday Inn Select brand hotel. Pursuant to a Settlement Agreement entered into on May 3, 2004, Felcor agreed to terminate its lease and surrender possession of the Hotel to Justice, effective June 30, 2004.

Effective July 1, 2004, Justice became the owner-operator of the Hotel, with the assistance of a Management Agreement with Dow Hotel Company, LLC. ("Dow") to perform the day-to-day management functions of the Hotel. Effective July 1, 2004, The Partnership entered into a short term franchise agreement with Holiday Inn Hospitality Franchising, Inc. to continue to operate the Hotel as a Holiday Inn Select brand hotel, until such time as the Partnership was able to secure a replacement hotel brand and operate the Hotel under a new flag.

The Partnership also derives income from the lease of the garage portion of the property to Evon Corporation ("Evon") and from a lease with Tru Spa for a portion of the lobby level of the Hotel. Portsmouth also receives management fees from Justice for actively managing the hotel as a general partner.

Effective July 1, 2004, Justice became the owner-operator of the Hotel, with the assistance of a Management Agreement with Dow Hotel Company, LLC. ("Dow") to perform the day-to-day management functions of the Hotel. Effective July 1, 2004, The Partnership entered into a short term franchise agreement with Holiday Inn Hospitality Franchising, Inc. to continue to operate the Hotel as a Holiday Inn Select brand hotel, until such time as the Partnership was able to secure a replacement hotel brand and operate the Hotel under a new flag.

The Partnership also derives income from the lease of the garage portion of the property to Evon Corporation ("Evon") and from a lease with Tru Spa for a portion of the lobby level of the Hotel. Portsmouth also receives management fees from Justice for actively managing the hotel as a general partner.

On December 10, 2004, Justice entered into a Franchise License Agreement for the right to operate the Hotel property as a Hilton brand hotel. Prior to operating the hotel as a Hilton, the Partnership was required to make substantial renovations to the hotel to meet Hilton standards in accordance with a product improvement plan agreed upon by Hilton and the Partnership, as well as complying with other brand standards. The Agreement required that those renovations be complete and the Hotel commence operations as a Hilton hotel no later than June 1, 2006. The term of the Agreement is for a period of 15 years commencing on the opening date, with an option to extend the license term for another five years, subject to certain conditions.

Effective May 31, 2005, the Partnership temporarily closed down its Hotel operations to complete the renovations of the Hotel as required by the Hilton Agreement. The below ground parking garage and Tru Spa located on the lobby level of the Hotel, both of which are lessees of the Partnership, remained open during the renovation work.

As of January 12, 2006 the Hotel renovation work was substantially completed, at which time the Partnership obtained approval from Hilton to open the Hotel as the "Hilton San Francisco Financial District". The Hotel opened with a limited number of rooms available to rent, which increased as the Hotel transitioned into full operations by the end of February 2006.

The newly opened Hilton hotel has 549 well appointed guestrooms and luxury suites with bay or city views, featuring large working desks, ergonomic chairs, wired and wireless high-speed Internet access, and "The Suite Dreams" beds by Hilton, complete with duvet, down comforter and jumbo size pillows. The newly redesigned meeting rooms and ballroom will accommodate meetings and events for up to 500 people with video conferencing and premium audio/visual equipment. A new business center and fitness center are additional amenities. The new Hilton hotel also has the only hotel day spa (Tru Spa) in the Financial District. A redesigned entry way is integrated into the lobby and management expects the new restaurant "Seven Fifty" and lounge, with a dramatic fireplace treatment, will bring a new level of excitement and service to the guests of the hotel. Management believes that the new Hilton hotel will now be able to directly compete with all hotels in the Financial District.

As discussed more fully in the "Financial Condition and Liquidity" section herein, the Partnership has expended significant amounts of money to renovate and reposition the Hotel as Hilton. The total cost of the construction-renovation project of the Hotel was approximately $36.4 million, which excludes approximately $630,000 in interest costs incurred during the construction phase that were capitalized.

To meet its substantial financial commitments for the renovation project and transition of the Hotel to a Hilton, Justice had to rely on borrowings to meet its obligations. On July 27, 2005, the Partnership obtained a first mortgage loan from The Prudential Insurance Company of America in a principal amount of $30,000,000 (the "Prudential Loan"). The term of the Prudential Loan is for 120 months at a fixed interest rate of 5.22% per annum with monthly installments of principal and interest approximately $165,000.

On July 27, 2005, Justice also obtained a $10,000,000 Revolving Line of Credit ("LOC") from United Commercial Bank ("UCB"). The term of the LOC is for 60 months at an annual interest rate, based on an index selected by Justice at the time of the advance, equal to the Wall Street Journal Prime Rate or the Libor Rate plus 2%, fixed for the period selected by the Partnership. The Loc is collateralized by a second deed of trust on the Hotel property. Interest only is payable monthly with principal and accrued interest due a maturity. On January 20, 2006, the Partnership obtained a $4,500,000 increase in its LOC, raising the total amount available to the Partnership pursuant to $14,500,000. The increase in the credit line is on the same terms as the existing line of credit with additional loan and documentation fees of $4,000. On May 23, 2006, Justice obtained a short term increase of its LOC of an additional $2,000,000, raising the total amount available to the Partnership to $16,500,000. If the short term increase is not paid off by December 31, 2006, UCB has the right to record a lien on the Hotel property for the additional $2,000,000. That increase is also on the same terms as the existing LOC, with additional documentation fees of $1,000. As of June 30, 2006, approximately $16,000,000 of the LOC was utilized.

Justice does not anticipate paying any partnership distributions until some time after Hotel operations are fully stabilized under the Hilton brand and net income and capital requirements warrant such distributions. As a result, the Company will continue to depend more on the revenues generated from the investment of its cash and securities assets during that transition period.

Effective February 23, 2006, Justice Investors entered into an amended and restated compensation agreement with its general partners, Evon and Portsmouth. Pursuant to that agreement, Evon and Portsmouth are each to receive a total of $378,000 in repositioning fees as compensation for their services rendered to Justice with respect to repositioning the Hotel and restructuring its business and management subject to certain performance criteria. For fiscal year ended June 30, 2006, a total of $119,000 in repositioning fees was paid to Portsmouth. An additional $100,000 in repositioning fees has been earned by Portsmouth and accrued by Justice but not yet paid.

In April 2006, Portsmouth purchased a 0.20% limited partnership interest in Justice from another limited partner for $180,000, which brought its limited partnership interest in Justice to exactly 50.0%.

Fiscal Year Ended June 30, 2006 Compared to Fiscal Year Ended June 30, 2005

The Company had a net loss of $602,000 for the year ended June 30, 2006 compared to a net loss of $2,300,000 for the year ended June 30, 2005. The decrease in the net loss was primarily attributable to a significant change in the net gains (losses) on marketable securities to net gains of $2,666,000 for the year ended June 30, 2006 from net losses of $2,188,000 for the year ended June 30, 2005. The Company's net gains on marketable securities were offset by an increase in equity in net loss of Justice Investors to $4,373,000 for the year ended June 30, 2006 from a loss $2,188,000 for the year ended June 30, 2005 and the change in the income (loss) from real estate operations to a loss of $11,000 from income of $47,000. The Company's net loss was also reduced by the increase in management fees earned by Portsmouth from Justice Investors to $271,000 from $121,000.

The Company's equity in net loss of Justice Investors increased to $4,373,000 for year ended June 30, 2006 from $2,188,000 for the year ended June 30, 2005. For the year ended June 30, 2006, the Justice Investors sustained a total net loss of $8,601,000 compared to a net loss of $4,221,000 for the year ended June 30, 2005. The increase in that net loss was primarily attributable to greater losses from the operations of the Hotel, increased general and administrative expenses for professional services and other costs associated with the repositioning and reopening of the Hotel, higher interest costs, insurance costs, property taxes and greater depreciation and amortization expenses resulting from the renovation of the Hotel.

For the year ending June 30, 2006, Justice had a net loss from Hotel operations of approximately $3,787,000 on revenues of approximately $9,054,000 compared to a net operating loss of approximately $1,734,000 on revenues of approximately $12,930,000 in fiscal 2005. Effective, May 31, 2005, the Partnership elected to close down its Hotel operations to complete the renovations of the Hotel as required by the Hilton Franchise Agreement. Since the Hotel did not reopen until January 12, 2006, less than six months of operating results from the Hotel are included in fiscal 2006, while for the 2005 fiscal year eleven months of Hotel operating results were included. The increase in the net loss from Hotel operations was primarily due to approximately $1,230,000 in start up costs incurred for the reopening of the Hotel and higher operating expenses, including property taxes and sales and marketing costs as the Hotel ramped up its operations. Garage rent decreased to $945,000 from $1,005,000 primarily due to the Hotel being closed for almost seven months in fiscal 2006.

Average daily room rates for the Hotel increased to approximately $148 for fiscal 2006 (for five months of operations) from approximately $90 for fiscal 2005 (for 11 months of operations), while average monthly occupancy rates decreased to 52% in fiscal 2006 from approximately 65% in fiscal 2005. The increase in average daily room rates is primarily attributable to the renovation and repositioning of the Hotel as a Hilton making it possible to achieve higher room rates. The decrease in average monthly occupancy rates is primarily attributable to the fact that the Hotel opened with a limited number of rooms available in January 2006 and did not transition into full operations until the end of February 2006 and it took several months until the Hotel was able to reach a level where it began generating net operating income in June 2006. Management understands that such a ramp up period is typical in the industry for hotels that shut down operations for major renovations, especially for those hotels that reopen with a different brand. As a general partner of Justice, Portsmouth will continue to work diligently with Evon, Dow and Hilton to improve the operations of the Hotel.

As the result of management's increased involvement in overseeing Justice Investors and the Hotel, management fees from Justice Investors increased to $271,000 for the year ended June 30, 2006 as compared to $121,000 for the year ended June 30, 2005. The increase in the management fees is primarily related to an additional $150,000 in repositioning fees earned by the Company during the year ended June 30, 2006.

Net gains (losses) on marketable securities improved significantly to net gains of $2,666,000 for the year ended June 30, 2006 from net losses of $2,188,000 for the year ended June 30, 2005. The change was due to the significant improvement in the performance of Company's investment portfolio during the year ended June 30, 2006. For the year ended June 30, 2006, the Company had net unrealized gains of $2,198,000 and net realized gains $468,000. For the year ended June 30, 2005, the Company had net unrealized losses of $3,271,000 and realized gains of $1,083,000. Gains and losses on marketable securities and other investments may fluctuate significantly from period to period in the future and could have a significant impact on the Company's net income. However, the amount of gain or loss on marketable securities and other investments for any given period may have no predictive value and variations in amount from period to period may have no analytical value. For a more detailed description of the composition of the Company's marketable securities please see the Marketable Securities section below.

Dividend and interest income decreased to $344,000 for the year ended June 30, 2006 from $430,000 for the year ended June 30, 2005 as a result of the decreased investment in income yielding securities during the current fiscal year 2006.

Margin interest and trading expenses increased to $689,000 for the year ended June 30, 2006 from $587,000 for the year ended June 30, 2005. The increase is primarily due to the increase in margin interest expense to $352,000 for fiscal 2006 as compared to $260,000 for fiscal year 2005. The increase in margin interest expense was due to the higher margin interest rates and the higher average daily margin balances.

Income (loss) from real estate operations changed to a loss of $11,000 for the year ended June 30, 2006 from income of $47,000 for the year ended June 30, 2006. During fiscal 2006, rental revenues stayed consistent while operating expenses increased to $203,000 for the year ended June 30, 2006 from $147,000 for the year ended June 30, 2005. The increase in property operating expenses was the result of management's concerted effort to improve the condition of its apartments and to provide a higher quality service to the current and potential tenants.

General and administrative expenses increased to $956,000 from $830,000 primarily as the result of the increase in accounting audit fees to $254,000 for fiscal year 2006 from $99,000 for fiscal year 2005.

The provision for income tax benefit decreased to $1,656,000 for the year ended June 30, 2006 from $2,207,000 for the year ended June 30, 2005 as the result of the decrease in the loss before income taxes to $2,764,000 from $5,279,000 for the respective comparable years.

Minority interest benefit decreased to $506,000 for the year ended June 30, 2006 from $772,000 for the year ended June 30, 2005 as a result of the lower loss incurred by the Company's subsidiary, Portsmouth during the year ended June 30, 2006 as compared to the year ended June 30, 2005.

MARKETABLE SECURITIES

As of June 30, 2006, the Company had investments in marketable equity securities of $18,616,000. The following table shows the composition of the Company's marketable securities portfolio by selected industry groups as of June 30, 2006.

Industry Group	Market Value	% of Total Investment Securities
Insurance, banks and brokerages	$ 3,249,000	17.4%
Telecommunications and media	2,849,000	15.3%
Newspapers and paper mills	2,515,000	13.5%
Consumer goods and retail	2,161,000	11.6%
Services	2,146,000	11.5%
Technology, internet and computers	1,847,000	9.9%
REITs and building materials	1,473,000	7.9%
Pharmaceuticals and healthcare	1,212,000	6.5%
Automobiles and motor vehicle parts	419,000	2.2%
Utilities and energy	306,000	1.6%
Other	439,000	2.6%
	$ 18,616,000	100.0%

The Company's investment portfolio is diversified with 42 different equity positions. The portfolio contains seven individual equity security positions that are more than 5% of the total equity value of the portfolio, with the largest representing approximately 12.6% of the total equity value of the entire portfolio. The amount of the Company's investment in any particular issuer may increase or decrease, and additions or deletions to its securities portfolio may occur, at any time. While it is the internal policy of the Company to limit its initial investment in any single equity to less than 5% of its total portfolio value, that investment could eventually exceed 5% as a result of equity appreciation or reduction of other positions. Marketable securities are stated at market value as determined by the most recently traded price of each security at the balance sheet date.

The Company's securities investments are made under the supervision of a Securities Investment Committee of the Board of Directors. The Committee currently has three members and is chaired by the Company's Chairman of the Board and President, John V. Winfield. The Committee has delegated authority to manage the portfolio to the Company's Chairman and President together with such assistants and management committees he may engage. The Committee has established investment guidelines for the Company's investments. These guidelines presently include: (i) corporate equity securities should be listed on the New York or American Stock Exchanges or the Nasdaq NMS Market; (ii) securities should be priced above $5.00 per share; and (iii) investment in a particular issuer should not exceed 5% of the market value of the total portfolio. The investment policies do not require the Company to divest itself of investments, which initially meet these guidelines but subsequently fail to meet one or more of the investment criteria. Non-conforming investments require the approval of the Securities Investment Committee. The Committee has in the past approved non-conforming investments and may in the future approve non-conforming investments. The Securities investment Committee may modify these guidelines at any time from time to time.

As part of its investment strategies, the Company may assume short positions in marketable securities. Short sales are used by the Company to potentially offset normal market risks undertaken in the course of its investing activities or to provide additional return opportunities. As of June 30, 2006, the Company had obligations for securities sold (equities short) of $3,192,000. The Company has no naked short positions.

In addition, the Company may utilize margin for its marketable securities purchases through the use of standard margin agreements with national brokerage firms. The use of available leverage is guided by the business judgment of management and is subject to any internal investment guidelines, which may be imposed by the Securities Investment Committee. The margin used by the Company may fluctuate depending on market conditions. The use of leverage could be viewed as risky and the market values of the portfolio may be subject to large fluctuations. As of June 30, 2006, the Company had a margin balance of $7,629,000.

The following table shows the net gain or loss on the Company's marketable securities and the associated margin interest and trading expenses for the respective years.

For the year ended June 30,	**2006**	**2005**
Net gains (losses) on marketable securities	$ 2,666,000	$ (2,188,000)
Impairment loss on other investments	(16,000)	(84,000)
Dividends and interest income	344,000	430,000
Margin interest expense	(352,000)	(260,000)
Trading and management expenses	(337,000)	(327,000)
	$ 2,305,000	$ (2,429,000)

FINANCIAL CONDITION AND LIQUIDITY

Prior to July 1, 2004, the Company's cash flows were primarily generated through Portsmouth's general and limited partnership interest in the Justice Investors limited partnership, which derived its income from its lease with Felcor and a lease with Evon. Portsmouth also received monthly limited partnership distributions from Justice Investors as well as monthly management fees as a general partner. The Company also receives revenues generated from the investment of its cash and securities assets and from its rental properties. Since the Partnership closed down the operations of the Hotel on May 31, 2005 and has expended significant amounts of money to renovate and reposition the Hotel as a Hilton, it will not be paying any monthly limited partnership distributions until some time after operations commence and stabilize under the Hilton brand. As a result, the Company has had to depend more on the revenues generated from the investment of its cash and securities assets during that transition period.

Prior to operating the hotel as a Hilton, the Partnership was required to make substantial renovations to the hotel to meet Hilton standards in accordance with a product improvement plan agreed upon by Hilton and the Partnership, as well as complying with other brand standards. The total cost of the construction-renovation project of the Hotel was approximately $36.4 million, which excludes approximately $630,000 in interests costs incurred during for the construction phase that were capitalized.

To meet its substantial financial commitments for the renovation project and transition of the Hotel to a Hilton, Justice had to rely on borrowings to meet its obligations. On July 27, 2005, Justice entered into a first mortgage loan (the "Prudential Loan") with The Prudential Insurance Company of America in a principal amount of $30,000,000. The term of the Loan is for 120 months at a fixed interest rate of 5.22% per annum. The Loan calls for monthly installments of principal and interest in the amount of approximately $165,000, calculated on a 360 month amortization schedule. The Loan is collateralized by a first deed of trust on the Partnership's Hotel property, including all improvements and personal property thereon and an assignment of all present and future leases and rents. The Loan is without recourse to the limited and general partners of Justice.

On July 27, 2005, Justice also obtained a $10,000,000 Revolving Line of Credit ("LOC") from United Commercial Bank ("UCB"). The term of the LOC is for 60 months at an annual interest rate, based on an index selected by Justice at the time of the advance, equal to the Wall Street Journal Prime Rate or the Libor Rate plus 2%, fixed for the period selected by the Partnership. The Loc is collateralized by a second deed of trust on the Hotel property. Interest only is payable monthly with principal and accrued interest due a maturity. On January 20, 2006, the Partnership obtained a $4,500,000 increase in its LOC, raising the total amount available to the Partnership pursuant to $14,500,000. The increase in the credit line is on the same terms as the existing line of credit with additional loan and documentation fees of $4,000. On May 23, 2006, Justice obtained a short term increase of its LOC of an additional $2,000,000, raising the total amount available to the Partnership to $16,500,000. If the short term increase of is not paid off by December 31, 2006, UCB has the right to record a lien on the Hotel property for the additional $2,000,000. That increase is also on the same terms as the existing LOC, with additional documentation fees of $1,000. As of June 30, 2006, approximately $16,000,000 of the LOC was utilized.

The Prudential Loan and the LOC have provided Justice with sufficient financial resources for the Partnership to complete the substantial renovations to the Hotel required by its Franchise License Agreement with Hilton and to meet its debt service requirements and operating capital needs through the reopening of the Hotel and the period of time necessary to ramp up operations. The Hotel started to

FINANCIAL CONDITION AND LIQUIDITY (Continued)

generate net operating income from its operations in June 2006. The Partnership also believes that there is sufficient equity in the Hotel assets to support future borrowings if necessary. The Partnership believes that the revenues expected to be generated from the Hotel operations after July 1, 2006 will be sufficient to meet all of its current and future obligations and financial requirements.

The additional amount of leverage related to the Prudential Loan and the utilization of the LOC and the associated debt service will create additional risk for the Partnership and its ability to generate cash flows in the future since the Hotel asset has been virtually debt free for many years. The Partnership does not anticipate paying any partnership distributions until some time after operations stabilize under the Hilton brand and net income and capital requirements warrant such distributions. As a result, the Company may have to depend more on the revenues generated from the investment of its cash and securities assets during that transition period.

The Company has invested in short-term, income-producing instruments and in equity and debt securities when deemed appropriate. The Company's marketable securities are classified as trading with unrealized gains and losses recorded through the statement of operations.

Although the Company has suffered a significant decline in hotel revenues and may be facing a significant period of time without partnership distributions, management believes that its cash, securities assets, and the cash flows generated from those assets, will be adequate to meet the Company's current and future obligations.

OFF-BALANCE SHEET ARRANGEMENTS

The Company has no off balance sheet arrangements.

CONTRACTUAL OBLIGATIONS

The Company's only contractual obligations and commercial commitments are its mortgage notes payable. The annual principal payments on the mortgage notes payable for the five-year period commencing July 1, 2006 are approximately as follows:

Year ending June 30,		
2007	$	36,000
2008		38,000
2009		41,000
2010		45,000
2011		48,000
Thereafter		2,040,000
Total	$	2,248,000

FINANCIAL CONDITION AND LIQUIDITY (Continued)

IMPACT OF INFLATION

Hotel room rates are typically impacted by supply and demand factors, not inflation, since rental of a hotel room is usually for a limited number of nights. Room rates can be, and usually are, adjusted to account for inflationary cost increases. To the extent that the Hotel is able to adjust room rates, there should be minimal impact on partnership revenues due to inflation. Partnership revenues are also subject to interest rate risks, which may be influenced by inflation. For the two most recent fiscal years, the impact of inflation on the Company's income is not viewed by management as material.

The Company's residential rental properties provide income from short-term operating leases and no lease extends beyond one year. Rental increases are expected to offset anticipated increased property operating expenses.

CRITICAL ACCOUNTING POLICIES

The Company reviews its long-lived assets, including its investments in rental properties, and other investments for impairment when circumstances indicate that a potential loss in carrying value may have occurred. To the extent that projected future undiscounted cash flows from the operation of the Company's hotel property and rental properties are less than the carrying value of the assets, the carrying value of the assets are reduced to their fair value. For other investments, the Company reviews the investment's operating results, financial position and other relevant factors to determine whether the estimated fair value of the asset is less than the carrying value of the asset.

Marketable securities are stated at market value as determined by the most recently traded price of each security at the balance sheet date. Marketable securities are classified as trading with net change in unrealized gains or losses included in the statement of operations.

MARKET FOR SANTA FE'S COMMON STOCK AND RELATED STOCKHOLDER MATTERS

Santa Fe's common stock is quoted on the OTC Bulletin Board under the symbol: SFEF.OB. The following table sets forth the range of high and low sales prices for Santa Fe's common stock for each full quarterly period for the fiscal years ended June 30, 2006 and June 30, 2005.

Fiscal 2006	High	Low
First Quarter (7/1 to 9/30)	$ 18.00	$ 15.35
Second Quarter (10/1 to 12/31)	$ 18.70	$ 18.00
Third Quarter (1/1 to 3/31)	$ 20.00	$ 18.35
Fourth Quarter (4/1 to 6/30)	$ 22.00	$ 16.50
Fiscal 2005	**High**	**Low**
First Quarter (7/1 to 9/30)	$ 13.50	$ 11.00
Second Quarter (10/1 to 12/31)	$ 12.00	$ 11.00
Third Quarter (1/1 to 3/31)	$ 13.25	$ 11.46
Fourth Quarter (4/1 to 6/30)	$ 17.55	$ 13.40

As of September 12, 2006 the number of holders of record of the Company's Common Stock was 284. Such number of owners was determined from the Company's shareholders records and does not include beneficial owners of the Company's Common Stock whose shares are held in the names of various brokers, clearing agencies or other nominees. There are approximately 405 beneficial shareholders of the Company's Common Stock.

DIVIDENDS

On February 1, 2000, the Board of Directors of the Company determined that it did not foresee the Company paying any cash dividends on its Common Stock in the immediate future. Instead, it is the intent of the Company to deploy its capital in a manner to increase its operating activities.

On December 31, 1997, the Company issued 31,800 shares of 6% cumulative, convertible voting preferred stock (the "Preferred Stock") in exchange for a 55.4% interest in Woodland from InterGroup. As a result of the Company's two-for-one stock split, the number of Preferred Shares was adjusted to 63,600. Each share of Preferred Stock had a liquidation preference of $13.50 and was convertible into one share of restricted common stock of the Company at an exercise price of $13.50 per share, with an eight-year conversion exercise period. The preferred stock had voting rights as if converted into common stock. On December 31, 2005, InterGroup converted the 63,600 shares of preferred stock into 63,600 shares of common stock. During the years ended June 30, 2006 and 2005, the Company paid Preferred Stock dividends of $26,000 and $52,000, respectively.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

Santa Fe has no securities authorized for issuance under equity compensation plans.

BOARD OF DIRECTORS AND EXECUTIVE OFFICERS

JOHN V. WINFIELD
Chairman of the Board, President, and Chief Executive Officer
Executive Officer of Santa Fe Financial Corporation, Portsmouth Square, Inc. and The InterGroup Corporation

JOHN C. LOVE
Director
Retired Partner Pannell Kerr Forster CPAs; International Hospitality and Tourism Consultant; Hotel Broker

DAVID T. NGUYEN
Treasurer and Controller
Santa Fe Financial Corporation, Portsmouth Square, Inc. and The InterGroup Corporation

WILLIAM J. NANCE
Director
Certified Public Accountant; President, Century Plaza Printers, Inc. and Private, Consultant (real estate and banking)

MICHAEL G. ZYBALA
Vice President, Secretary, and General Counsel
Santa Fe Financial Corporation and Portsmouth Square, Inc.; Assistant Secretary and Counsel The InterGroup Corporation

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ANNUAL REPORT ON FORM 10-KSB

A copy of the Company's Annual Report for the fiscal year ended June 30, 2006 to the Securities and Exchange Commission on Form 10-KSB may be obtained upon written request to:

Michael G. Zybala, Secretary
Santa Fe Financial Corporation
820 Moraga Drive
Los Angeles, California 90049

The Company's Form 10-KSB for the fiscal year ended June 30, 2006 and its Quarterly Reports on Form 10-QSB are also available through the Securities and Exchange Commission's web site (http://www.sec.gov).

AUDITORS
PricewaterhouseCoopers LLP
2020 Main Street, Suite 400
Irvine, California 92614

STOCK TRANSFER AGENT
U.S. Stock Transfer Corporation
1745 Gardena Avenue, Suite 200
Glendale, California 91204-2991
(818) 502-1404; (800) 835-8778
Website: www.usstock.com